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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.	693654 10 5	Page	2	of	11

1	NAMES OF REPORTING PERSONS AMG Investments No. 2 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		467,150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		467,150

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	3	of	11

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		467,150*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

467,150*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,150*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by AMG Investments No. 2 LLC.

CUSIP No.	693654 10 5	Page	4	of	11

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		94,904(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		490,830(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,904(1)

WITH	10	SHARED DISPOSITIVE POWER

490,830(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,734(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 44,783 shares owned by CCAG Limited Partnership and 33,942 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 467,150 shares owned by AMG Investments No. 2 LLC, 12,930 shares owned by Mr. Calabrese’s minor children and 10,750 shares beneficially owned by Mr. Calabrese’s wife.

CUSIP No.	693654 10 5	Page	5	of	11

1	NAMES OF REPORTING PERSONS CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		44,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,783

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	693654 10 5	Page	6	of	11

1	NAMES OF REPORTING PERSONS Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		33,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,942

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No.	693654 10 5	Page	7	of	11

1	NAMES OF REPORTING PERSONS Mark D. Grossi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		137,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,457

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	693654 10 5	Page	8	of	11

Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13D is filed by AMG Investments No. 2 LLC (“AMG”), Richard M. Osborne, Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), the Steven A. Calabrese Profit Sharing Trust (the Trust”) and Mark D. Grossi (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”) which is the holding company for Park View Federal Savings Bank (“Park View”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $1,111,580 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On December 17, 2007, the Company and United Community Financial Corp. (“United Community”) announced that (1) the Office of Thrift Supervision had notified United Community that it had suspended processing the application for the approval of the proposed merger of the Company with and into United Community and the subsequent merger of Park View with United Community’s subsidiary, The Home Savings and Loan Company of Youngstown, Ohio and (2) they did not expect that the proposed merger could be completed before the end of the first quarter of 2008. Following the initial announcement of the proposed merger, the Reporting Persons had purchased the Shares as an investment because they believed that the market value of the Shares did not fully reflect the value proposed to be paid for the Company by United Community. Following the announcement of the delay in the closing of the proposed merger, the stock price of the Company, as well as United Community, fell significantly.
     The Reporting Persons believe that at current prices the shares of the Company are a good investment. The Reporting Persons may buy or sell Shares depending on whether the market under or overvalues the Company in light of the proposed merger and the possibility that it will not be consummated as a result of the announced delay.
     Mr. Osborne and Mr. Calabrese have spoken with management of the Company regarding the proposed merger with United Community and the need for the Company to make changes in the board and management in the event the proposed merger is not consummated. Mr. Osborne and Mr. Calabrese intend to continue to speak with management from time to time on these subjects and others affecting the Company and Park View.

CUSIP No.	693654 10 5	Page	9	of	11

Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,772,292 Shares outstanding.
     AMG beneficially owns 467,150 Shares, or 6.0% of the outstanding Shares. As managing members, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG. Mr. Osborne does not beneficially own any Shares other than as a managing member of AMG. Mr. Calabrese beneficially owns a total of 585,734 Shares, or 7.5% of the outstanding Shares, which includes 467,150 Shares owned by AMG, 16,179 Shares owned individually, 12,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 44,783 Shares owned by CCAG and 33,942 Shares owned by the Trust. CCAG owns 44,783 Shares, or 0.6% of the outstanding Shares. The Trust owns 33,942 Shares, or 0.4% of the outstanding Shares. Mr. Grossi owns 137,457 Shares, or 1.8% of the outstanding Shares.
     Mr. Osborne and Mr. Calabrese determined to purchase and sell the Shares reported in Item 5(c) as having been acquired by AMG.
     (c) Since the filing of Amendment No. 3 to Schedule 13D on December 14, 2007, AMG purchased 99,773 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
12/17/2007	2,000	$10.76
12/17/2007	2,498	$10.70
12/17/2007	300	$10.84
12/17/2007	100	$11.19
12/17/2007	100	$11.32
12/17/2007	1,200	$11.46
12/17/2007	1,100	$11.57
12/17/2007	1000	$11.64
12/17/2007	700	$11.62
12/17/2007	200	$11.70
12/17/2007	1,240	$11.90
12/17/2007	700	$11.87
12/17/2007	1,960	$11.93
12/17/2007	100	$11.92
12/17/2007	3,500	$12.00
12/17/2007	200	$11.99
12/17/2007	100	$11.94
12/17/2007	100	$11.96
12/18/2007	39,303	$12.00
12/31/2007	5000	$11.15

CUSIP No.	693654 10 5	Page	10	of	11

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/02/2008	1000	$10.98
1/02/2008	1000	$11.00
1/03/2008	303	$10.75
1/03/2008	1,100	$10.80
1/03/2008	900	$10.78
1/04/2008	400	$10.50
1/04/2008	100	$9.73
1/04/2008	1,400	$9.97
1/04/2008	1,500	$9.96
1/04/2008	4,800	$9.90
1/04/2008	400	$9.81
1/04/2008	1,100	$9.87
1/04/2008	74	$9.88
1/04/2008	926	$9.89
1/04/2008	1,500	$9.85
1/04/2008	1,092	$9.82
1/07/2008	400	$9.89
1/07/2008	899	$9.90
1/07/2008	200	$9.80
1/07/2008	3,201	$9.91
1/07/2008	3,544	$9.98
1/08/2008	1,100	$10.30
1/08/2008	2,000	$10.25
1/08/2008	2,000	$10.10
1/09/2008	2,000	$9.95
1/09/2008	200	$9.90
1/09/2008	1,800	$9.97
1/10/2008	1,800	$10.25
1/10/2008	1,600	$10.19
1/10/2008	33	$10.15
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 11, 2008

AMG Investments No. 2 LLC
/s/ Richard M. Osborne
Richard M. Osborne, a managing member

/s/ Richard M. Osborne
Richard M. Osborne, individually

/s/ Steven A. Calabrese
Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust
/s/ Steven A. Calabrese
By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership
      By: TGF, Inc., its general partner

/s/ Steven A. Calabrese

/s/ Mark D. Grossi
Mark D. Grossi, Individually

Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement